Exhibit 99.3

Security Class Holder Account Number Form of Proxy - Annual Meeting of Shareholders of IESI-BFC Ltd. to be held on May 25, 2011 This Form of Proxy is solicited by and on behalf of the Directors of IESI-BFC Ltd. (the “Corporation”) Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the Notice of Annual Meeting of Shareholders and Management Information Circular. Proxies submitted must be received by 2:00 p.m., Eastern Time, on May 20, 2011 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER ------- Fold ------- Fold 23MA11055.E.sedar/000001/000001/i 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Appointment of Proxyholder

I/We, being Shareholder(s) of IESI-BFC Ltd. hereby appoint: Keith Carrigan or failing this person, James Forese

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of IESI-BFC Ltd. to be held at The Design Exchange, 234 Bay Street,Toronto, ON M5K 1B2 on Wednesday, May 25, 2011 at 2:00 p.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors of IESI-BFC Ltd.

	For	Withhold		For	Withhold		For	Withhold
01. Keith Carrigan	☐	☐	02. Michael G. DeGroote	☐	☐	03. Michael H. DeGroote	☐	☐
04. Daniel M. Dickinson	☐	☐	05. John T. Dillon	☐	☐	06. James J. Forese	☐	☐
07. Douglas W. Knight	☐	☐	08. Daniel R. Milliard	☐	☐			

Fold

	For	Withhold
2. Appointment of Auditors Appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix the remuneration of the auditors.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

1 1 7 9 8 6 A R 0 B S D Q

Security Class Holder Account Number Voting Instruction Form - Annual Meeting of Shareholders of IESI-BFC Ltd. to be held on May 25, 2011 This VIF is solicited by and on behalf of the Directors of IESI-BFC Ltd. (the “Corporation”) Notes 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you must sign this VIF with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this VIF. 3. This VIF should be signed in the exact manner as the name appears on the VIF. 4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders or other matters that may properly come before the meeting. 8. This VIF should be read in conjunction with the Notice of Annual Meeting of Shareholders and Management Information Circular. VIFs submitted must be received by 2:00 p.m., Eastern Time, on May 20, 2011 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER ------- Fold ------- Fold 23MA11055.proxy2.E.sedar/000001/000001/i 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Appointment of Proxyholder

I/We, being Shareholder(s) of IESI-BFC Ltd. hereby appoint: Keith Carrigan or failing this person, James Forese

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of IESI-BFC Ltd. to be held at The Design Exchange, 234 Bay Street,Toronto, ON M5K 1B2 on Wednesday, May 25, 2011 at 2:00 p.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors of IESI-BFC Ltd.

	For	Withhold		For	Withhold		For	Withhold
01. Keith Carrigan	☐	☐	02. Michael G. DeGroote	☐	☐	03. Michael H. DeGroote	☐	☐
04. Daniel M. Dickinson	☐	☐	05. John T. Dillon	☐	☐	06. James J. Forese	☐	☐
07. Douglas W. Knight	☐	☐	08. Daniel R. Milliard	☐	☐			

Fold

	For	Withhold
2. Appointment of Auditors Appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix the remuneration of the auditors.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

1 1 7 9 8 7 A R 0 B S D Q